

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT**

**FORM X-17A-5**

**PART III**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

| OMB APPROVAL | |
|---|---|
| OMB Number | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...12.00 | |

| SEC FILE NUMBER |
|---|
| 8- 44085 |

REPORT FOR THE PERIOD BEGINNING     **January 1, 2010**     AND ENDING     **December 31, 2010**
<br>(MM/DD/YY)                                         MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mirus Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**200 Wheeler Road, 4th Floor (South)**
<br>(No. and Street)

**Burlington**                                         **MA**                    **01803**
<br>(City)                                                (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Jamie Grant**                                                             **781-418-590**
<br>                                                             (Area Code - Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mayer Hoffman McCann P.C.**
<br>(Name - *if individual, state last, first, middle name*)

**350 Massachusetts Avenue**            **Cambridge**            **MA**                    **02139**
<br>(Address)                          (City)              (State)                  (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**11018375**

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, Jamie Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mirus Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

SHERRY GOLDBERG
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 2, 2015

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

| | | |
|---|---|---|
| ☒ | (a) | Facing page. |
| ☒ | (b) | Statement of Financial Condition. |
| ☒ | (c) | Statement of Income (Loss). |
| ☒ | (d) | Statement of Changes in Financial Condition |
| ☒ | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. |
| ☐ | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| ☒ | (g) | Computation of Net Capital |
| ☐ | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ☒ | (i) | Information Relating to the Possession or control Requirements Under Rule 15c3-3. |
| ☒ | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| ☐ | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| ☒ | (l) | An Oath or Affirmation. |
| ☒ | (m) | A copy of the SIPC Supplemental Report. |
| ☐ | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |
| ☒ | (o) | Independent Auditing report on internal accounting controls. |

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# Financial Statements
# and Supplementary Information

# Mirus Securities, Inc.

## December 31, 2010 and 2009

# MIRUS SECURITIES, INC.

## *Financial Statements and Supplementary Information*

### *Table of Contents*



**Mayer Hoffman McCann P.C.**
An Independent CPA Firm
**Tofias New England Division**

350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703   Fax: 617.761.0601
www.mhm-pc.com



*Independent Registered Auditors' Report*

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

We have audited the accompanying statements of financial condition of Mirus Securities, Inc. (the "Company") as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17-a5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mirus Securities, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

*Mayer Hoffman McCann P.C.*

February 21, 2011
Cambridge, Massachusetts

# MIRUS SECURITIES, INC.

## *Statements of Financial Condition*

|  | | December 31, | | |
|---|---|---|---|---|
|  | | *2010* | | *2009* |
| **Assets** | | | | |
| | | | | |
| Current assets: | | | | |
| Cash | $ | 116,245 | $ | 82,026 |
| Accounts receivable | | 20,947 | | 20,233 |
| | | | | |
| **Total assets** | $ | **137,192** | $ | **102,259** |
| | | | | |
| **Liabilities and Stockholder's Equity** | | | | |
| | | | | |
| Liabilities: | | | | |
| Accounts payable and accrued expenses | $ | - | $ | 2,000 |
| Due to related party | | 2,044 | | - |
| | | | | |
| **Total liabilities** | | **2,044** | | **2,000** |
| | | | | |
| Stockholder's equity: | | | | |
| Common stock, no par value, stated value $1.00 per share; authorized 20,000 shares; issued and outstanding 100 shares | | 100 | | 100 |
| Additional paid-in capital | | 21,146 | | 21,146 |
| Retained earnings | | 113,902 | | 79,013 |
| | | | | |
| **Total stockholder's equity** | | **135,148** | | **100,259** |
| | | | | |
| **Total liabilities and stockholder's equity** | $ | **137,192** | $ | **102,259** |

# MIRUS SECURITIES, INC.

## *Statements of Operations*

| | | Years Ended December 31, | |
| --- | --- | --- | --- |
| | | 2010 | 2009 |
| **Revenues** | $ | 965,532 $ | 237,264 |
| | | | |
| Operating expenses: | | | |
| Consulting fees | | 895,024 | 207,295 |
| Management fees | | 22,688 | 8,432 |
| Regulatory fees | | 4,518 | 2,127 |
| Other expenses | | 8,200 | 8,670 |
| | | | |
| **Total operating expenses** | | 930,430 | 226,524 |
| | | | |
| **Income before provision for income taxes** | | 35,102 | 10,740 |
| | | | |
| Income tax expense | | 213 | 456 |
| | | | |
| **Net income** | $ | 34,889 $ | 10,284 |

# MIRUS SECURITIES, INC.

## *Statements of Changes in Stockholder's Equity*

### *Years Ended December 31, 2010 and 2009*

|  | Common Stock | | Additional Paid-in Capital | | Retained Earnings | | Total Stockholder's Equity |
|---|---|---|---|---|---|---|---|
| **Stockholder's equity at January 1, 2009** | $ | 100 | $ | 21,146 | $ | 68,729 | $ | 89,975 |
| Net income |  | - |  | - |  | 10,284 |  | 10,284 |
| **Stockholder's equity at December 31, 2009** |  | 100 |  | 21,146 |  | 79,013 |  | 100,259 |
| Net income |  | - |  | - |  | 34,889 |  | 34,889 |
| **Stockholder's equity at December 31, 2010** | $ | 100 | $ | 21,146 | $ | 113,902 | $ | 135,148 |

# MIRUS SECURITIES, INC.

## *Statements of Cash Flows*

| | | Years Ended December 31, | |
|---|---|---|---|
| | | *2010* | *2009* |
| **Cash flows from operating activities:** | | | |
| Net income | $ | 34,889 $ | 10,284 |
| | | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Prepaid expense | | - | 150 |
| Accounts receivable | | (714) | (10,653) |
| Accounts payable and accrued expenses | | (2,000) | 1,475 |
| Due to related party | | 2,044 | (1,022) |
| | | | |
| **Net cash provided by operating activities** | | **34,219** | **234** |
| | | | |
| Cash, beginning of year | | 82,026 | 81,792 |
| | | | |
| **Cash, end of year** | $ | **116,245** $ | **82,026** |

# MIRUS SECURITIES, INC.

## *Notes to Financial Statements*

### *Note 1 - Summary of Significant Accounting Policies*

#### *Description of Business*

Mirus Securities, Inc. (the "Company") was incorporated as a Massachusetts business in May 1998. The Company acts as a broker-dealer engaged in the placement of corporate or other securities to institutional or eligible private placement purchasers.

The Company cannot hold customer funds or securities and does not expect any business activity for or with retail securities customers.

The Company is a wholly owned subsidiary of Mirus Capital Advisors, Inc. (Advisors) that provides investment-banking solutions to mid-sized public corporations primarily in the technology and manufacturing industries. The Company derives most of its revenues from commissions earned on a limited number of investment banking transactions closed each year. The Company reimburses Advisors for expenses and services expended on behalf of its clients (see Note 2).

The Company has filed with regulatory agencies in order to transact business as a broker-dealer. As a broker-dealer, the Company's equity is restricted by the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1).

#### *Cash*

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. Bank accounts are generally insured up to $250,000 per financial institution and there is no limit on non-interest bearing checking accounts.

#### *Client Fees Receivable*

Client fees receivable include consulting fees and reimbursable expenses. The consulting fees are due in 30 days and any unpaid reimbursable expenses are collected at the time of closing on the related investment banking transaction. Reimbursable expenses on investment banking activities which do not close are due in 30 days.

The carrying amount of client fees receivable is reduced by a valuation allowance that reflects management's best estimate of the fees that will not be collected. Management reviews all receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2010 and 2009, there were $20,947 and $20,233 outstanding receivables, respectively. Management believes all amounts are collectible at December 31, 2010.

# MIRUS SECURITIES, INC.

## *Notes to Financial Statements*

### *Note 1 - Summary of Significant Accounting Policies (Continued)*

#### *Revenue Recognition*

Accomplishment fee income and related expenses for transactions are recognized on the settlement date, which is generally the trade execution date. There would be no material effect on the financial statement if trade execution date instead of settlement date were used.

Consulting fees are billed to customers on a monthly basis and recognized as revenue as the services are performed.

#### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### *Federal and State Income Taxes*

The Company files its federal tax return on a combined basis with its parent, and with the consent of Advisors stockholders, will be taxed under sections of federal and Massachusetts income tax law, which provides that, in lieu of corporation income taxes, the stockholders will separately account for their pro-rata shares of the Company's income, deductions, losses and credits. State minimum fees paid during each of the years ended December 31, 2010 and 2009 amounted to $213 and $456, respectively.

#### *Fair Value Measurements*

The Company adopted accounting standards relative to fair value measurements for investments maintained by the Company, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date. The type of investments generally included in this category includes listed equities and mutual funds.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds, less liquid and restricted equity securities, and certain over-the-counter derivatives.

## Note 1 - Summary of Significant Accounting Policies (Continued)

### Fair Value Measurements (Continued)

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation. Investments which are generally included in this category may include private equity funds, hedge funds, partnerships and limited liability companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

### Uncertain Tax Positions

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition.

### Subsequent Events

The Company evaluated subsequent events through February 21, 2011, the date the financial statements were authorized to be issued.

## Note 2 - Related Party Transactions

During 2010 and 2009, the Company paid Advisors $895,000 and $208,000, respectively, for investment banking, consulting and administrative services. Amounts to be paid to Advisors for its service in investment banking are only payable on successful completion of and payment for services. At December 31, 2010 and 2009, $2,044 and $0 was due to Advisors.

# MIRUS SECURITIES, INC.

## *Notes to Financial Statements*

### *Note 3 - Net Minimum Capital Requirement*

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and net capital requirements of $114,201 and $5,000, respectively.

The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

### *Note 4 - Customer Transactions*

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(i) of that rule.

*Supplementary Information*



**Mayer Hoffman McCann P.C.**
An Independent CPA Firm
**Tofias New England Division**

350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703   Fax: 617.761.0601
www.mhm-pc.com


*Independent Auditors' Report on Supplementary Information*
*Required by Rule 17a-5 of the Securities and Exchange Commission*


To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts


We have audited the financial statements of Mirus Securities, Inc. as of December 31, 2010. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

*Mayer Hoffman McCann P.C.*

February 21, 2011
Cambridge, Massachusetts

# MIRUS SECURITIES, INC.

## *Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1*

### *Schedule I*

### *December 31, 2010*

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the "Net Capital Rule", Mirus Securities, Inc. had the following Excess Net Capital at December 31, 2010:

| | | |
|---|---|---:|
| **Total stockholder's equity from the statement of financial condition** | $ | **135,148** |
| Deductions: | | |
| Non-allowable assets | | (20,947) |
| **Net capital before haircuts on securities positions** | | **114,201** |
| Haircuts on securities: | | |
| Trading and investment securities | | - |
| **Net capital** | | **114,201** |
| Aggregate indebtedness: | | |
| Included in statement of financial condition | | |
| Due to related party | | 2,044 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (the greater of $5,000 | | |
| or 6-2/3% of aggregate indebtedness) | | 5,000 |
| **Capital in excess of minimum requirement** | $ | **109,201** |
| Ratio, aggregate indebtedness to net capital | | 0.02 |

# MIRUS SECURITIES, INC.

## Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with That of the Registrant as Filed in Part IIA of Form X-17A-5

### Schedule II

### December 31, 2010

**Aggregate Indebtedness**

There were no material adjustments to the aggregate indebtedness calculation.

**Net Capital**

There were no material adjustments to the net capital calculation.

# MIRUS SECURITIES, INC.

## Statement Pursuant to Rule 15c3-3 of the
## Securities Exchange Act of 1934

### Schedule III

### December 31, 2009

As described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on paragraph K(2)(i) of the rule.



# Mayer Hoffman McCann P.C.
An Independent CPA Firm
## Tofias New England Division

350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703  Fax: 617.761.0601
www.mhm-pc.com

*Independent Auditors' Report on Compliance and Internal*
*Accounting Control Required by SEC Rule 17a-5*
*Pursuant to Rule 15c3-3 Exemption*

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

In planning and performing our audit of the financial statements of Mirus Securities, Inc. (the "Company") as of and for the year ended December 31, 2010 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 21, 2011
Cambridge, Massachusetts

15

# Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

## Mirus Securities, Inc.

December 31, 2010

# MIRUS SECURITIES, INC.

## *Table of Contents*



**Mayer Hoffman McCann P.C.**
An Independent CPA Firm
**Tofias New England Division**
350 Massachusetts Avenue
Cambridge, MA 02139
Tel: 617.761.0703  Fax: 617.761.0601
www.mhm-pc.com



*Independent Accountants' Report on Applying Agreed-Upon*
*Procedures Related to an Entity's SIPC*
*Assessment Reconciliation*

To the Board of Directors and Shareholder
Mirus Securities, Inc.
Burlington, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (SIPC - Form 7) to the Securities Investor Protection Corporation (SIPC)] for the year ended December 31, 2010, which were agreed to by Mirus Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mirus Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (SIPC - Form 7). Mirus Securities, Inc.'s management is responsible for Mirus Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in From SIPC-7 for the year ended December 31, 2010 noting no difference;

3. Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no difference; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

*Member of Kreston International - a global network of independent accounting firms*



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

*Mayer Hoffman McCann P.C.*

Cambridge, Massachusetts
February 21, 2011

# MIRUS SECURITIES, INC.

## *Determination of "SIPC Net Operating Revenues" and General Assessment*

### *For the Year Ended December 31, 2010*

#### Schedule of Assessment Payments

| | | | | |
|---|---|---|---|---|
| General assessment | | | $ | 2,414 |

Less payments made:

| | Date Paid | Amount | | |
|---|---|---|---|---|
| | 7/13/10 | $ 1,830 | | (1,830) |

| | | | |
|---|---|---|---|
| Interest on late payment(s) | | | - |
| Total assessment balance and interest due | | $ | 584 |
| Payment made with SIPC - Form 7 | | $ | 584 |

# MIRUS SECURITIES, INC.

## Determination of "SIPC Net Operating Revenues" and General Assessment

### For the Year Ended December 31, 2010

| | | |
|---|---|---:|
| Revenue: | | |
| Consulting Income | $ | 392,323 |
| Accomplishment Fees | | 550,000 |
| Reimbursed Expenses Income | | 23,209 |
| | | |
| Total revenue | $ | 965,532 |
| | | |
| | | |
| General assessment @ .0025 | $ | 2,414 |